EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alex King, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Blink Charging Co.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-275123

Ladies and Gentlemen:

On behalf of Blink Charging Co. (the “Company”), we enclose herewith for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”), for the universal shelf registration of the Company’s equity and debt securities.

In response to the comment received from the staff of the Commission by telephone from Alex King on October 27, 2023, the Company has revised page 20 of the Amendment to state that the selling stockholders will [rather than may] be deemed to be underwriters within the meaning of the Securities Act.

Pursuant to the staff’s no-review letter dated October 27, 2023 and Rule 460 and 461 of Regulation C of the Securities Act, the Company intends to file its request with the staff of the Commission for acceleration of effectiveness of the Registration Statement to 4:00 p.m. on Thursday, November 2, 2023, or as soon thereafter as practicable.

Should any member of the staff have any questions concerning the Amendment, please do not hesitate to contact the undersigned at tel.: (212) 451-2234 or email: sfeldman@olshanlaw.com.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Brendan S. Jones
Mr. Michael P. Rama